February 11, 2022

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Al Pavot
Jane Park
Laura Crotty

Re:	Neumora Therapeutics, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Confidentially submitted on December 23, 2021

CIK No. 0001885522

Ladies and Gentlemen:

On behalf of our client, Neumora Therapeutics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 3”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2021 (the “Draft Submission”), which was amended by Amendment No. 1 to the Draft Submission confidentially submitted by the Company to the Commission on December 23, 2021 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 dated January 7, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

February 11, 2022

NMRA-511, page 138

1.

We note your response to our prior comment 9. Please revise your disclosure on page 138 to clarify, if true, that the preclinical and Phase 1a trials for your NMRA-511 candidate were also not powered for statistical significance.

Response: In response to the Staff’s comment, the Company has revised page 139 of the Registration Statement.

Exhibits

2.

We note your disclosure in the footnotes to the exhibit index that certain portions of Exhibits 10.5(a), 10.5(b), 10.5(c), 10.6(a) and 10.6(b) have been redacted. Pursuant to Item 601(b)(10)(iv), please include a statement at the top of the first page of each exhibit stating that certain information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential.

Response: In response to the Staff’s comment, the Company has revised Exhibits 10.5(a), 10.5(b), 10.5(c), 10.6(a) and 10.6(b).

* * *

February 11, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by email to Brian.Cuneo@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Paul Berns, Neumora Therapeutics, Inc.

Tamara L. Tompkins, Neumora Therapeutics, Inc.

Phillip S. Stoup, Latham & Watkins LLP Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP

Denny Won, Cooley LLP